CONSENT OF AUDITORS

To: CMX Gold & Silver Corp.

We have audited the consolidated financial statements of CMX Gold & Silver Corp. and its subsidiary, which comprises the consolidated statements of financial position as at December 31, 2014 and 2013 and the consolidated statements of operations and comprehensive loss, changes in equity, and cash flows for the years then ended and a summary of significant accounting policies and other explanatory information.

We consent to the use of our Independent Auditors’ Report dated December 3, 2015 by CMX Gold & Silver Corp. in its Regulation A Offering Statement on Form 1‐A pertaining to the offering of 6,000,000 Units of CMX Gold & Silver Corp., each Unit being comprised of one common share and one common share purchase warrant.

Calgary, Alberta
December 7, 2015	Chartered Accountants